5th February, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at January 31st 2008 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

Shareholders and Market Authority Relations Director.

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tel. + 33 (0)1 47 56 70 00

Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 123 590 452 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

L'ORÉAL

RECEIVED
2008 FEB -8 A 1:15

Disclosure of total number of voting rights and number of shares in the capital at January 31st 2008

Pursuant to article L-233-8 of French "Code de Commerce" and 223-16 of the AMF's General Regulations:

Total number of shares	617,975,610
Number of real voting rights (without own shares)	594,530,473
Theoretical number of voting rights (including own shares)	617,975,610

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15.8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
Individual shareholders and market authorities
M. Jean-Régis CAROF
Tel : 01.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and institutional investors
Mme Caroline MILLOT
Tel : +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

RECEIVED

2008 FEB -8 A 1: 14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

5th February, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realeases:

- **L'Oréal USA acquires Columbia Beauty Supply**
- **Project for Strategic Agreement between L'Oréal and PPR regarding Yves Saint Laurent Beauté**
- **2007 Annual Sales**

Very truly yours,

Shareholders and Market Authority Relations Director.

Jean-Régis CAROF

Clichy, Monday January 7th 2008, 8.30 a.m.

L'ORÉAL

News release

L'OREAL USA ACQUIRES COLUMBIA BEAUTY SUPPLY

L'Oréal USA, a subsidiary of L'Oréal, has acquired 100% of Columbia Beauty Supply.

Established in 4 states of the Southeastern part of the US, Columbia Beauty Supply achieved sales of about $60 million in 2007, supplying hair salons of this region through distributor sales consultants and outlets reserved for professionals.

The acquisition of Columbia Beauty Supply -which will operate within the Professional Products Division - follows that of Beauty Alliance, and Maly's West acquired by L'Oréal USA in April and July 2007 respectively. Geographically complementary, Columbia Beauty Supply will be managed by Beauty Alliance.

This acquisition demonstrates L'Oréal's determination to offer a better service to U.S. hair salons.

Contacts at L'ORÉAL (**Switchboard**: +33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis CAROF
Tel : +33.1.47.56.83.02
http://www.loreal-finance.com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
Tel : +33.1.47.56.86.82
cmillot@dgaf.loreal.com

Journalists
Mr Mike RUMSBY
Tel : +33.1.47.56.41.95
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com

Clichy, January 23rd 2008 - 7:30 pm

L'ORÉAL

News release

Project for Strategic Agreement between L'Oréal and PPR regarding Yves Saint Laurent Beauté

Following the authorization of its Board of Directors which met on 23rd January 2008, L'Oréal has, this same day, made a firm offer to PPR to:

- Acquire the shares of YSL Beauté Holding including the Roger&Gallet brand, for 1,150 million euros in terms of enterprise value,
- Obtain an exclusive and very long-term worldwide licence for the use of the Yves Saint Laurent and Boucheron brands in the category of perfumes and cosmetics, under conditions conforming to usual market practice,
- Take over the licences for the Stella McCartney, Oscar de la Renta and Ermenegildo Zegna brands, in the category of perfumes and cosmetics.

On the basis of this offer, PPR has granted exclusive negotiation rights to L'Oréal.

YSL Beauté reached sales of around 630 million euros in 2006 with its Yves Saint Laurent brand as well as with its Roger&Gallet, Boucheron, Stella McCartney, Oscar de la Renta and Ermenegildo Zegna brands.

- Mr Jean-Paul Agon, CEO of L'Oréal, said: *"This proposed agreement represents a great opportunity for L'Oréal and its Luxury Products Division. Yves Saint Laurent is a mythical French luxury brand. It is admired the world over and is particularly complementary with our current brands. We are convinced that its integration into our Luxury Products Division would speed up its development. This strategic agreement will reinforce our position in the luxury cosmetics market".*

- François-Henri Pinault, PPR Chairman & CEO, said: *"With this strategic agreement with the world leader in cosmetics, Gucci Group gives YSL Beauté the opportunity to take full advantage of its upside potential. It also enables the Yves Saint Laurent brand, in the field of beauty, to fully align its ambition with its worldwide reputation. Yves Saint Laurent would thus boost its position as a great luxury brand. With its expertise and knowledge of international markets, L'Oréal would be able to continue and step up the work already achieved to date. L'Oréal would also offer a unique development platform for the Roger & Gallet, Boucheron, Stella McCartney, Oscar de la Renta and Zegna brands. With this projected agreement, PPR reasserts its ambition to bolster the development of the Gucci Group's brands."*

The agreement should be signed in the coming weeks, once the institutions representing PPR's staff have been consulted.

This operation will be submitted for approval by the appropriate authorities.

"This news release does not constitute an offer to sell, or a solicitation of an offer to buy L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers, also available in English on our Internet site www.loreal-finance.com.
This news release may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

Contacts at L'ORÉAL (**Switchboard**: +33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis CAROF
Tel: +33.1.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
Tel: +33.1.47.56.86.82
cmillot@dgaf.loreal.com

Journalists
Mr Mike RUMSBY
Tel: +33.1.47.56.76.71
mrumsby@dgc.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com; alternatively, call +33.1.40.14.80.50.

Clichy, Thursday January 24th, 2008 – 5:45pm

News release

L'ORÉAL

2007 ANNUAL SALES:
17.1 billion euros

STRONG GROWTH,
+8% like-for-like

EXCEPTIONAL 4TH QUARTER
+9.0% LIKE-FOR-LIKE

HIGH GROWTH IN ALL DIVISIONS
AND ALL GEOGRAPHIC ZONES

2007 RESULTS TARGETS CONFIRMED

- The sales of the L'Oréal group, at December 31st 2007, amounted to 17.063 billion euros, an increase of + 8.1% (based on reported figures).
  Like-for-like (i.e. based on a comparable structure and identical exchange rates), the increase in the group's sales was + 8.0%.
  The impact of changes in consolidation, as a result of the acquisitions of *The Body Shop, Sanoflore, Beauty Alliance, PureOlogy and Maly's West*, amounted to + 3.6%.
  The currency fluctuations had a negative impact of -3.5% for the full year 2007.
  Growth excluding the exchange rate impact was + 11.6%

- Commenting on these figures, Mr. Jean-Paul Agon, Chief Executive Officer of L'Oréal, said: "*We achieved a quite exceptional 4th quarter, bolstered by a large number of initiatives, enabling us to end 2007 at +8%, right at the top of our target range.*

  All the Divisions proved highly successful and made strong contributions to this result. All the zones played a part in this achievement. Western Europe confirmed its return to growth; performance in North America was satisfactory over the year as a whole; and our growth in the Rest of the World accelerated, with very strong increases in Eastern Europe, Asia and Latin America.

  This solid organic growth, together with several strategic acquisitions, mean that the group has once again advanced significantly faster than the worldwide cosmetics market.

  Overall, and despite the negative impact of exchange rates which was more pronounced in the 4th quarter, we are confirming our target of double-digit net earnings per share growth."

SALES
BY OPERATIONAL DIVISION AND GEOGRAPHIC ZONE

	At December 31st, 2007			4th quarter 2007		
		Growth			Growth	
	€m	Like-for-like	Reported	€m	Like-for-like	Reported
By operational division						
Professional Products	2,392	+7.5 %	+12.5 %	622	+8.6 %	+17.9 %
Consumer Products	8,280	+7.9 %	+4.8 %	1,990	+7.3 %	+3.5 %
Luxury Products	3,928	+8.4 %	+4.1 %	1,156	+12.1 %	+7.1 %
Active Cosmetics	1,248	+10.8 %	+10.7 %	264	+14.2 %	+13.1 %
Cosmetics total	15,908	+8.0 %	+6.0 %	4,045	+9.1 %	+7.0 %
By geographic zone						
Western Europe	7,250	+4.1 %	+3.7 %	1,771	+5.3 %	+4.1 %
North America	4,004	+4.8 %	+1.3 %	1,036	+7.2 %	+4.7 %
Rest of the World, of which:	4,654	+17.9 %	+14.5 %	1,238	+17.0 %	+13.7 %
- *Asia*	*1,580*	*+14.3 %*	*+7.0 %*	*412*	*+15.5 %*	*+7.1 %*
- *Latin America*	*1,124*	*+14.6 %*	*+10.1 %*	*304*	*+13.1 %*	*+9.7 %*
- *Eastern Europe*	*1,142*	*+29.4 %*	*+34.4 %*	*327*	*+28.6 %*	*+32.0 %*
- *Other countries*	*808*	*+15.4 %*	*+12.5 %*	*196*	*+9.7 %*	*+8.9 %*
Cosmetics total	15,908	+8.0 %	+6.0 %	4,045	+9.1 %	+7.0 %
The Body Shop	787	+5.7 %	+80.9 %	266	+4.1 %	+1.2 %
Dermatology(1)	368	+12.7 %	+6.9 %	112	+14.5 %	+7.2 %
Group total	17,063	+8.0 %	+8.1 %	4,423	+9.0 %	+6.6 %

(Provisional, unaudited figures).
(1) Group share, i.e., 50%

COSMETICS BRANCH
SALES TRENDS BY DIVISION

- The **Professional Products** Division recorded strong like-for-like growth of +7.5%, consolidating its worldwide leadership.
  - *L'Oréal Professionnel* is continuing its breakthrough in the seniors segment thanks to the success of two key product initiatives: *Color Suprême* hair colourant which is being rolled out worldwide, and the anti-ageing haircare range *Age Densiforce*.
  - *Redken* has successfully launched its *Fresh Curls* range and has internationalised its *Urban Experiment* styling range.
  - *Matrix* has accelerated its penetration outside the United States, particularly in Europe with the *Biolage* range.
  - In the dynamic luxury hairdressing market, the Division is continuing to build a comprehensive offering to meet the needs of the most exclusive salons.
    In addition to the very fast growth achieved by *Kérastase* with the launch of *Noctogenist*, the Division now includes the American brand *PureOlogy* acquired in May, and the newly created *Shu Uemura Art of Hair* range, whose launch in the United States and Europe is just beginning.

- The **Consumer Products** Division posted like-for-like growth of +7.9% in 2007, a very significant acceleration compared with previous years.
The dynamism of the different countries and the strong programme of new products enabled the three major brands - *L'Oréal Paris, Garnier* and *Maybelline New-York* - to produce very similar performances.

- The skincare category was the division's number one growth driver with some major successes: for *L'Oréal Paris* they were *Skin Genesis*, a cell rejuvenation skincare line, *Men Expert Hydra Energetic* and the new *Revitalift*, world number one in the anti-wrinkle segment. *Garnier* is continuing to build up this category across the world by making use of the major franchises *Ultralift, Nutritionist* and *Light* while adapting them to each zone.
- Make-up was also very dynamic, with a large number of innovations: in mascara with *Define-A-Lash* from *Maybelline* and *Telescopic* from *L'Oréal Paris*, in foundations with *Bare Natural* by *L'Oréal Paris* and *Superstay Silky* by *Maybelline*, and in lipstick with *Color Riche* and *Glam Shine 6h* from *L'Oréal Paris.*

- The **Luxury Products** Division ended the year with +8.4% like-for-like growth, with a fourth quarter at +12.1%, driven by powerful product initiatives.
  - Perfumes were particularly dynamic in the fourth quarter, thanks to the launches of *Diesel Fuel for Life* (for men and women), *Emporio Diamonds,* the new women's fragrance from *Giorgio Armani* and the men's fragrance *Polo Explorer* by *Ralph Lauren*. Sales were also excellent for *Trésor* by *Lancôme*, with American actress Kate Winslet as its new ambassador, and the strong development of *Viktor & Rolf.* The Division, already world number one in this category, is further strengthening its positions.
  - The skincare category is doing well, particularly anti-ageing products. Lancôme is achieving worldwide success with the new *Rénergie Morpholift R.A.R.E* line, and *Biotherm* and *Shu Uemura* are having similar success with *ReMinérale* and *Phytoblack Lift* respectively. The premium skincare line *Armani Crema Nera* is being started up worldwide.
  - In make-up, *Lancôme* sales accelerated in the 4th quarter thanks to *Virtuôse* mascara, which is consolidating the brand's position in the mascara market, and in the whole selective make-up segment. There was also a major success for the mascara *Lash Queen Féline Blacks* from *Helena Rubinstein. Armani* is continuing its global brand development with the very upmarket expansion of *Giorgio Armani Cosmetics* make-up. And the growth of *Shu Uemura* make-up accelerated at the end of the year, as it capitalised on its new foundation *Face Architect.*

- The growth of **Active Cosmetics** continued at the high rate of +10.8% like-for-like, with a strong 4th quarter at +14.2%.
  - *Vichy* took advantage of the successful launch of *Aqualia Thermal* and the *Vichy Homme* range.
  - The growth of *La Roche-Posay* accelerated thanks to the success of the facial skincare products and the launch of *Biomédic*, a new range of peeling products exclusively for use by dermatologists.
  - *Innéov* also achieved strong growth, becoming number one in oral cosmetics sold in European pharmacies.
  - *Sanoflore* and *Skinceuticals* started their globalisation programmes in the fourth quarter.

WESTERN EUROPE

Growth in Western Europe amounted to + 4.1% like-for-like, as the market trend appears to have held up well. Sales trends rose very significantly in the United Kingdom and Spain. In France and Germany trends improved in the second half of the year.

- The **Professional Products** Division turned in good performances in all the countries, particularly in Germany and the United Kingdom. The American brands *Matrix* and *Redken* are growing strongly, fulfilling their role as growth relays.
- The **Consumer Products** Division won market share, strengthening its leadership thanks to the outstanding performance of *L'Oreal Paris* and *Maybelline*. Market share gains have been particularly substantial in facial skincare, foundation and lipstick.
  All the European countries have positive growth rates, even though the quarter was marked by substantial returns of sun protection products. In addition to very good performances in Spain, Great Britain and Sweden, sell-through increased substantially in Germany, particularly in facial skincare as the Division advanced significantly faster than the market.
- The **Luxury Products** Division is accelerating very strongly with excellent performances in Great Britain, France and Italy. It has been galvanised by the success of *Diesel*, and the men's fragrance in particular, which has made the top three in several European markets. The *Kiehl's* and *Shu Uemura* brands are clearly becoming growth relays for the Division.
- The **Active Cosmetics** Division recorded high growth in the 4th quarter, reflecting in particular the rapid growth of *La Roche-Posay* and the launch of *Sanoflore* and *SkinCeuticals* in the major countries in the zone.

NORTH AMERICA

With market growth slower than in 2006, the group's sales growth in North America amounted to +4.8%, with a strong 4th quarter (+7.2%).

- The **Professional Products** Division, already the market leader, continued to gain market share, particularly in hair colourants, and strengthened control of its distribution by acquiring professional distributors *Beauty Alliance* and *Maly's West*. With the acquisition of *PureOlogy*, the launch of *Shu Uemura Art of Hair*, and the strong growth of *Kerastase*, the division is intensifying its presence in the booming segment of the most exclusive salons.
- The **Consumer Products** Division has continued to win market share, particularly in make-up with the major successes of *Bare Naturale* and *Infallible Lip* by *L'Oréal Paris*. Skincare products achieved strong growth thanks to the strategic launch of *Nutritioniste* by *Garnier* at the start of the year, and *Skin Genesis* from *L'Oréal Paris*.
- The **Luxury Products** Division sales grew slightly faster than the market trend; thanks to very robust sales in fragrances, the division consolidated its leadership in men's fragrances with the success of *Diesel Fuel for Life* and *Ralph Lauren Explorer*. *Lancôme* strengthened its number one position in anti-ageing skincare with the success of *Absolue βx Ultimate Serum*, *Collaser Eye* and *Renergie Microlift R.A.R.E.* and in mascara with the successful launch of *Virtuose*.
- The **Active Cosmetics** Division has continued its roll-out, with the expansion of its drugstore distribution in the north-east of the U.S.A. and in California, and thanks to the high growth of *SkinCeuticals*.

NEW MARKETS

The strong dynamism of markets continued in all the regions. With a growth rate of +17.9% in the Rest of the World zone over the whole year, the group has greatly increased its penetration.

- The **Asia Zone** accelerated in the 4th quarter to +15.5%, reaching +14.3% like-for-like over the full-year. Growth in Japan amounted to +1.8%; in the rest of Asia, growth totalled +17.8%.

  - In the highly competitive Northern Asian markets (Japan and South Korea), the group's scores were positive, thanks in particular to the successes of the Professional Products Division in both countries, and the breakthroughs of *Kiehl's*, *Shu Uemura* and *Biotherm* in luxury products in South Korea.
  - In China, growth has been very rapid across all the divisions. In Consumer Products, *L'Oréal Paris* is expanding particularly quickly with *Dermo-Expertise* skincare, and also with the great success of *Men Expert*, demonstrating how fast Chinese men are opening up to products in this category. The Luxury Products Division has further strengthened its number 1 position, thanks in large measure to the good skincare performances of *Yue Saï* with *Vital Essential*.
  - Lastly, in the ASEAN countries, conquests are continuing, particularly for Consumer Products and the *Garnier* brand. The *Garnier* facial skincare range, strong in Thailand, has been extended to other countries.
    The new subsidiary, L'Oréal Vietnam has been created, covering the 4 divisions.

- In **Eastern Europe**, growth has remained at an extremely high level: the group ended the year with growth of +29.4%. All the countries are recording very rapid growth, particularly Russia and Poland. L'Oréal Ukraine is now the third largest subsidiary in this zone, two years after its creation.

  - The Professional Products Division has become market leader in Russia, Poland and the Czech Republic. Matrix is now available in more than 10,000 salons in the zone; *Redken* has just been launched in Russia, the Czech Republic and Slovakia.
  - The 3 brands of the Consumer Products Division are recording strong and evenly matched growth rates, driven in particular by *L'Oréal Paris* and *Garnier* skincare and by *Maybelline* and *L'Oréal Paris* make-up.
  - The Luxury Products Division brands are growing twice as fast as the market, boosted by *Lancôme*, *Biotherm* and *Giorgio Armani*. The Division is reinforcing its number one position in the zone.
  - In addition to the success of *Vichy*, long established as the market leader in pharmacy sales, *La Roche-Posay* is proving to be an important growth relay for the Division. Sanoflore and Skinceuticals are just starting up operations.

- Sales in **Latin America** grew by +14.6% like-for-like. Alongside the two major countries Brazil and Mexico, L'Oréal is recording spectacular growth in Argentina, Colombia, Venezuela and Panama, where a subsidiary was created this year.

- In Professional Products, the launch of the American brands *Redken* and *Matrix* in several countries is adding to the success of the already well established brands.
- In Consumer Products, the *Elsève Volume Control* shampoo and haircare brand from *L'Oréal Paris,* created specifically for Latin American hair, has been rolled out in several countries.
- The Luxury Products Division is continuing its conquests in fragrances, and is rolling out new brands such as *Kiehl's,* which has opened 3 boutiques in Mexico.
- The Active Cosmetics Division is growing strongly, particularly in Brazil where it is number 1 in the dermocosmetics market. Brazil is now the second most important country in the world for the brand *La Roche-Posay.*

• In the **Other Countries**, like-for-like sales increased by +15.4%.
  - In India, strong growth is continuing thanks to the performances in *Garnier* haircare and skincare with *Light Matte.*
  - In South Africa, as in Australia, the *L'Oréal Paris* brand is growing strongly, particularly in make-up.
  - All our brands are growing in the Maghreb and the Middle East.

THE BODY SHOP

Like-for-like sales growth at *The Body Shop* amounted to +5.7%.
Retail sales[(1)] increased by +7.9%. With a comparable store base [(2)], the increase in sales amounted to +3.3%.

- Sales at the end of the year, traditionally the strongest period, were marked by a belated but good level of store frequentation, and the success of gift box sales. 4th quarter sales were held back by the difficulties of a large industrial subcontractor, causing disruptions in the availability of certain products.
- Over the full year, trends in retail sales with a comparable store base were favourable in Western Europe. Growth was rapid in the Rest of the Word, and in Russia, India, Hong Kong and Japan. There were contrasting performance trends in the United States.
- 161 stores were opened during 2007, taking the total to 2,426. The brand is now established in 59 countries.

(1) Retail sales: total sales to consumers through all channels.
(2) Retail sales with a comparable store base: total sales to consumers by stores which operated continuously from January 1st to December 31st 2006 and over the same period in 2007.

GALDERMA

During the last quarter of 2007, *Galderma* experienced solid development, yielding an annual turnover growth of +12.7% in 2007, like-for-like. Sales increased by + 14.4% in the Americas and by + 9.7% in Europe and the Rest of the World.

- This worldwide double digit increase was reinforced by the excellent performance of Differin® 0.1% and 0.3% (acne), Clobex® (psoriasis), Loceryl® (onychomycosis) and Cetaphil® (compromised skin).
- Epiduo™, Galderma's new highly effective acne product, recently received regulatory approval in Argentina and Europe.
- In the corrective and aesthetic dermatology segment, *Galderma* licensed the rights for a botulinum toxin A product. The Company also signed an agreement for the development and distribution rights of an innovative topical anesthetic for aesthetic medical procedures, which should be widely adopted by the industry as a new standard of care.

Disposal of 1.8% stake in Sanofi-Aventis

On November 14th 2007, the L'Oréal group sold a stake of 1.8% in Sanofi-Aventis capital, representing approximately 25 million shares.
This operation, which yielded proceeds of approximately 1.5 billion euros, enables L'Oréal to optimise its financial resources devoted to the financing of its development and strategic initiatives.

The detailed 2007 results will be published on 13/02/08 and a commentary will be given at the Financial Analysts Meeting on 14/02/08.

Contacts at L'ORÉAL (**Switchboard**: +33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis CAROF
Tel: +33.1.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
Tel: +33.1.47.56.86.82
cmillot@dgaf.loreal.com

Journalists
Mr Mike RUMSBY
Tel: +33.1.47.56.76.71
mrumsby@dgc.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com; alternatively, call +33.1.40.14.80.50.

Annex:

L'Oréal group sales 2006/2007
(€ millions)

	2006	2007
First quarter:		
Cosmetics	3, 872.3	4, 030
The Body Shop	-	169
Dermatology	66.1	69
First quarter total	**3, 938.4**	**4, 268**
Second quarter:		
Cosmetics	3, 761.1	3, 984
The Body Shop	-	172
Dermatology	86.0	90
Second quarter total	**3, 847.1**	**4, 246**
First half:		
Cosmetics	7, 633.4	8, 014
The Body Shop	-	341
Dermatology	152.1	159
First half total	**7, 785.5**	**8, 514**
Third quarter:		
Cosmetics	3, 597.5	3,849
The Body Shop	171.9	180
Dermatology	86.8	96
Third quarter total	**3, 856.2**	**4,125**
Nine months:		
Cosmetics	11, 230.9	11,863
The Body Shop	171.9	521
Dermatology	238.9	255
Nine months total	**11, 641.7**	**12,639**
Fourth quarter:		
Cosmetics	3, 780.5	4,045
The Body Shop	263.0	266
Dermatology	104.8	112
Fourth quarter total	**4, 148.4**	**4,423**
Full year		
Cosmetics	15, 011.4	15,908
The Body Shop	435.0	787
Dermatology	343.7	368
Full year total	**15, 790.1**	**17,063**

RECEIVED

2008 FEB -8 A

OFFICE OF INTERNATIONAL CORPORATE FINANCE

5th February, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from January 2nd, 2008 to January 29th, 2008 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

Shareholders and Market Authority
Relations Director.

Jean-Régis CAROF

Disclosure of trading in own shares carried out on January 2008

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 2nd /01/2008 to the 4th/01/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
02/01/2008	140,000	98.31 €	13,762,980.00
03/01/2008	130,000	96.21 €	12,507,378.00
04/01/2008	107,000	95.27 €	10,194,221.70
TOTAL	**377,000**		**36,464,579.70**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 7th/01/2008 to the 9th/01/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
07/01/2008	100,000	95.45 €	9,541,500.00
08/01/2008	99,000	96.48 €	9,551,440.80
09/01/2008	110,000	95.15 €	10,466,709.00
TOTAL	**309,000**		**29,559,649.80**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 28th/01/2008 to the 29th /01/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
28/01/2008	150,000	81.54 €	12,230,550.00
29/01/2008	70,000	81.10 €	5,677,000.00
TOTAL	**220,000**		**17,907,550.00**

	Number of shares	Amount in €
TOTAL JANUARY 2008	906,000	83,931,779.50

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15.8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
Tel : 01.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and institutional investors
Mme Caroline MILLOT
Tel : +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 2nd/01/2008 to the 4th/01/2008 period:

Session of	Number of shares purchased	Weighted average price in €	Amount in €
02/01/2008	140 000	98,31	13 762 980,00
03/01/2008	130 000	96,21	12 507 378,00
04/01/2008	107 000	95,27	10 194 221,70
Total	**377 000**		**36 464 579,70**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
(Switchboard: +33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis CAROF
Tel: +33.1.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
Tel: +33.1.47.56.86.82
cmillot@dgaf.loreal.com

"This document does not constitute an offer to sell, or a solicitation of an offer to buy L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers, also available in English on our Internet site www.loreal-finance.com. This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com; alternatively, call: +33.1.40.14.80.50



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 7th/01/200 to the 9th/01/2008 period :

Session of	Number of shares purchased	Weighted average price in €	Amount in €
07/01/2008	100 000	95,42	9 541 500,00
08/01/2008	99 000	96,48	9 551 440,80
09/01/2008	110 000	95,15	10 466 709,00
Total	**309 000**		**29 559 649,80**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
(Switchboard: +33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis CAROF
Tel: +33.1.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
Tel: +33.1.47.56.86.82
cmillot@dgaf.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http //www loreal-finance com, or its mobile version on your cell phone, http //mobile loreal-finance com; alternatively, call: +33.1.40.14.80.50



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 28th/01/08 to the 1st/01/08 period :

Session of	Number of shares purchased	Weighted average price in €	Amount in €
28/01/2008	150 000	81,54	12 230 550,00
29/01/2008	70 000	81,10	5 677 000,00
Total	**220 000**		**17 907 550,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15,8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
(Switchboard:
+33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis CAROF
Tel: +33.1.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and Institutional investors
Mrs Caroline MILLOT
Tel: +33.1.47.56.86.82
cmillot@dgaf.loreal.com

"This document does not constitute an offer to sell, or a solicitation of an offer to buy L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers, also available in English on our Internet site www.loreal-finance.com.
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com; alternatively, call: +33.1.40.14.80.50



END